Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank–
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 December 2024

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1)	Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the fourth quarter of 2024 is set out in Appendices A and B.

(2)	Copies of ADB’s regular quarterly financial statements:

ADB’s financial statements for the quarter ended 31 December 2024 have not been approved by the ADB’s Board of Directors but will be provided following approval.

(3)	Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendments of any exhibits previously filed with the Commission

(4)	Copies of the Global Borrowing Authorization for 2025 and the Global Authorization for Swap Transactions in 2025 are set out in Appendices C and D.

ASIAN DEVELOPMENT BANK TREASURY DEPARTMENT FUNDING DIVISION	APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE FOURTH QUARTER 2024

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT

1980_GMTN1670_00_2	28-Oct-24	28-Oct-34	4.5325% AUD FIXED RATE NOTE 24/34	AUD	150,000,000,000.00
			AUD TOTAL		150,000,000,000.00

1976_GMTN1666_00_2	1-Oct-24	1-Oct-27	16% EGP FIXED RATE DUAL CURRENCY NOTE 24/27	EGP	500,000,000.00
1984_GMTN1674_00_2	29-Oct-24	29-Oct-25	20% EGP FIXED RATE DUAL CURRENCY NOTE 24/25	EGP	1,000,000,000.00
			EGP TOTAL		1,500,000,000.00

1989_GMTN1680_00_2	8-Nov-24	8-Nov-27	15.1% GHS FIXED RATE DUAL CURRENCY NOTE 24/27	GHS	165,000,000.00
			GHS TOTAL		165,000,000.00

1977_GMTN1667_00_2	17-Oct-24	17-Oct-25	3.148% HKD FIXED RATE NOTE 24/25	HKD	200,000,000.00
1979_GMTN1669_00_2	23-Oct-24	23-Oct-25	3.4% HKD FIXED RATE NOTE 24/25	HKD	300,000,000.00
1982_GMTN1672_00_2	30-Oct-24	30-Oct-25	3.36% HKD FIXED RATE NOTE 24/25	HKD	180,000,000.00
			HKD TOTAL		680,000,000.00

1993_GMTN1683_00_2	18-Nov-24	18-Nov-27	10.5% KGS FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 24/27	KGS	427,500,000.00
			KGS TOTAL		427,500,000.00

1978_GMTN1668_00_2	22-Oct-24	22-Oct-29	4.12% USD FIXED RATE CALLABLE NOTES 24/29	USD	30,000,000.00
1981_GMTN1671_00_2	24-Oct-24	24-Oct-34	4.54% USD FIXED RATE CALLABLE NOTES 24/34	USD	35,000,000.00
1983_GMTN1673_00_2	30-Oct-24	30-Oct-29	4.12% USD FIXED RATE CALLABLE NOTES 24/29	USD	25,000,000.00
1985_GMTN1676_00_2	5-Nov-24	5-Nov-34	4.71% USD FIXED RATE CALLABLE NOTES 24/34	USD	24,000,000.00
1986_GMTN1675_00_2	31-Oct-24	31-Oct-44	5.15% USD FIXED RATE CALLABLE NOTES 24/44	USD	40,000,000.00
1987_GMTN1677_00_2	5-Nov-24	5-Nov-34	4.85% USD FIXED RATE CALLABLE NOTES 24/34	USD	10,000,000.00
1988_GMTN1678_00_2	7-Nov-24	7-Nov-44	5.25% USD FIXED RATE CALLABLE NOTES 24/44	USD	20,000,000.00
1990_GMTN1679_00_2	8-Nov-24	8-Nov-44	5.04% USD FIXED RATE CALLABLE NOTES 24/44	USD	30,000,000.00
1991_GMTN1681_00_2	12-Nov-24	12-Nov-34	4.9% USD FIXED RATE CALLABLE NOTES 24/34	USD	10,000,000.00
1992_GMTN1682_00_2	8-Nov-24	8-Nov-34	4.95% USD FIXED RATE CALLABLE NOTES 24/34	USD	10,000,000.00
1994_GMTN1684_00_2	21-Nov-24	21-Nov-34	5% USD FIXED RATE CALLABLE NOTES 24/34	USD	20,000,000.00
1995_GMTN1686_00_2	20-Nov-24	20-Nov-34	5.05% USD FIXED RATE CALLABLE NOTES 24/34	USD	10,000,000.00
1996_GMTN1685_00_2	20-Nov-24	20-Nov-34	4.9% USD FIXED RATE CALLABLE NOTES 24/34	USD	30,000,000.00
1997_GMTN1687_00_2	22-Nov-24	22-Nov-34	4.93% USD FIXED RATE CALLABLE NOTES 24/34	USD	25,000,000.00
1998_GMTN1688_00_2	25-Nov-24	25-Nov-34	4.859% USD FIXED RATE CALLABLE NOTES 24/34	USD	20,000,000.00
1999_GMTN1689_00_2	25-Nov-24	25-Nov-34	4.96% USD FIXED RATE CALLABLE NOTES 24/34	USD	10,000,000.00
2000_GMTN1690_00_2	25-Nov-24	25-Nov-34	4.94% USD FIXED RATE CALLABLE NOTES 24/34	USD	30,000,000.00
2001_GMTN1691_00_2	26-Nov-24	26-Nov-34	5.05% USD FIXED RATE CALLABLE NOTES 24/34	USD	10,000,000.00
2002_GMTN1692_00_2	29-Nov-24	29-Nov-34	4.96% USD FIXED RATE CALLABLE NOTES 24/34	USD	20,000,000.00
			USD TOTAL		409,000,000.00

ASIAN DEVELOPMENT BANK TREASURY DEPARTMENT FUNDING DIVISION	APPENDIX B

SUMMARY OF REDEMPTIONS
 FOR THE FOURTH QUARTER 2024

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION		EARLY REDEMPTION	FINAL REDEMPTION

BRL
BRL	1473_GMTN1192_00_2	5-Dec-24	5-Dec-24	4.05% BRL FIXED RATE DUAL CURRENCY NOTE 20/24		0.00		139,040,000.00
					BRL - TOTAL	0.00		139,040,000.00

GBP
GBP	1709_GMTN1409_00_1	19-Dec-24	19-Dec-24	2.5% GBP FIXED RATE NOTE 22/24		0.00		350,000,000.00
					GBP - TOTAL	0.00		350,000,000.00

KZT
KZT	1738_GMTN1430_00_1	22-Oct-24	22-Oct-24	14.5% KZT FIXED RATE / AMORTIZING NOTES 22/24		0.00		3,075,111,000.00
					KZT - TOTAL	0.00		3,075,111,000.00

MNT
MNT	1425_GMTN1143_00_1	24-Apr-25	24-Oct-24	10.1% MNT FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 20/25		2,625,000,000.00	a	0.00
					MNT - TOTAL	2,625,000,000.00		0.00

PLN
PLN	1732_GMTN1433_00_2	18-Oct-24	18-Oct-24	8.3% PLN FIXED RATE NOTE 22/24		0.00		150,000,000.00
					PLN- TOTAL	0.00		150,000,000.00

USD
USD	1371_GMTN1090_00_1	18-Oct-24	18-Oct-24	1.5% USD FIXED RATE/GLOBAL 19/24		0.00		3.000,000,000.00
USD	1621_GMTN1330_00_1	8-Oct-24	8-Oct-24	0.625% USD FIXED RATE/GLOBAL 21/24		0.00		3.000,000,000.00
USD	1736_GMTN1437_00_2	24-Oct-25	24-Oct-24	4.9% USD FIXED RATE CALLABLE NOTES 22/25		150,000,000.00	b	0.00
USD	1929_GMTN1619_00_2	3-May-34	4-Nov-24	5.91% USD FIXED RATE CALLABLE NOTES 24/34		10,000,000.00	b	0.00
USD	1744_GMTN1444_00_2	18-Nov-27	18-Nov-24	5.3% USD FIXED RATE CALLABLE NOTES 22/27		50,000,000.00	b	0.00
USD	1745_GMTN1445_00_2	21-Nov-27	21-Nov-24	5.53% USD FIXED RATE CALLABLE NOTES 22/27		50,000,000.00	b	0.00
USD	1747_GMTN1447_00_2	6-Dec-27	6-Dec-24	5.39% USD FIXED RATE CALLABLE NOTES 22/27		50,000,000.00	b	0.00
USD	1748_GMTN1448_00_2	8-Dec-27	8-Dec-24	5% USD FIXED RATE CALLABLE NOTES 22/27		50,000,000.00	b	0.00
					USD-TOTAL	360,000,000.00		6,000,000,000.00

ZAR
ZAR	1472_GMTN1191_00_2	20-Nov-24	20-Nov-24	3.35% ZAR FIXED RATE NOTE 20/24		0.00		213,200,000.00
					ZAR-TOTAL	0.00		213,200,000.00

a Amortized notional on indicated Redemption Date
b Fully redeemed on indicated Redemption Date

Appendix C

RESOLUTION

GLOBAL BORROWING AUTHORIZATION FOR 2025

WHEREAS

The Asian Development Bank (ADB) has determined to borrow funds in 2025;
NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1.       ADB is hereby authorized to undertake borrowings from time to time during 2025 and, for this purpose, (i) to create and sell issues of obligations with final maturities of one day or more from the date of issue (Bonds), and (ii) to undertake direct borrowings of funds for terms of one day or more (Direct Borrowings) in accordance with the provisions of this Resolution. For the avoidance of doubt, Bonds may provide for early redemption at any time prior to final maturity, and Direct Borrowings may provide for prepayment at any time prior to the end of their term.

(i)
The aggregate amount of proceeds of Bonds and Direct Borrowings authorized by this Resolution shall not exceed the equivalent of thirty-nine billion five hundred million United States dollars ($39,500,000,000).

(ii)
For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds or Direct Borrowings with final maturities of less than one year or which is no longer outstanding within 2025, shall not be counted under the authorized borrowing program limit.

(iii)
For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds and each Direct Borrowing shall be determined on the basis of the exchange rate prevailing on the date the Bonds or the Direct Borrowing are priced.

2.       The President or any Vice-President is authorized to approve each issue of Bonds and each Direct Borrowing. The Treasurer is authorized to approve (i) each issue of Bonds under the Global Medium-Term Note Program involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $5.0 billion equivalent per issue; and (ii) each issue of Bonds under any local currency medium-term note program, and each issue of Bonds (not under the Global Medium-Term Note Program and any local currency medium-term note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $2.0 billion equivalent per issue. In this connection, the President, any Vice-President, or the Treasurer, as the case may be, is authorized to determine, to the extent relevant, in respect thereof:

(i)	currency and principal amount;
(ii)	amount of proceeds;
(iii)	market(s);
(iv)	title and form;
(v)	price;
(vi)	issuance date(s);
(vii)	drawdown date(s);
(viii)	maturity date(s);

(ix)	interest rate(s) and interest payment date(s); and
(x)
any other applicable terms and conditions, and to do any and all such other acts as the President, any Vice-President, or the Treasurer, as the case may be, shall deem necessary or advisable to carry fully into effect the transactions authorized by this Resolution.

3.        ADB is further authorized to undertake borrowings from time to time during the same period to refinance its existing borrowings. The President, any Vice-President, or the Treasurer, as the case may be, is authorized to approve each such refinancing transaction and to make, in respect of each such refinancing transaction, the determinations contemplated by para. 2 above. Such refinancing transactions shall not be subject to the limitation set forth in para. 1 above.

4.        Except as provided in this Resolution or as the President or a Vice-President may otherwise determine, the Borrowing Regulation of ADB shall apply to Bonds, Direct Borrowings, and refinancing transactions authorized by this Resolution.

5.       The Board of Directors will be notified of the terms of each bond issue completed on a quarterly basis.

6.       Formal action in connection with any specific borrowing hereunder shall be subject to the approvals of the governments of the countries concerned, as required by Article 21(i) of the Agreement Establishing the Asian Development Bank.

Appendix D

RESOLUTION

GLOBAL AUTHORIZATION FOR SWAP TRANSACTIONS IN 2025

WHEREAS

The Asian Development Bank (ADB) intends to enter into currency swap, interest rate swap, and repurchase transactions in 2025;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1.        ADB is hereby authorized to undertake from time to time during 2025 any currency swap transactions, interest rate swap transactions, cross-currency rate swap transactions, repurchase transactions, and transactions of a similar nature (each, a swap transaction) in accordance with the provisions of this Resolution.

2.        The President or any Vice-President may approve the undertaking of any swap transaction in connection with any of ADB’s borrowings and asset and liability management transactions with such party or parties and on such terms and conditions as the President or any Vice-President shall determine. The Treasurer may approve the undertaking or termination of any swap transaction in connection with (i) ADB’s borrowings under the Global Medium-Term Note Program involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $5.0 billion equivalent per borrowing; (ii) ADB’s borrowings under any local currency medium-term note program, and ADB’s other borrowings (not under the Global Medium-Term Note Program and any local currency medium-term note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $2.0 billion equivalent per borrowing; and (iii) ADB’s asset and liability management transactions, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $1.0 billion equivalent per transaction, in each case with such party or parties and on such terms and conditions as the Treasurer shall determine.

3.        Any Authorized Representative (as hereinafter defined) may, in the name and on behalf of ADB, (i) sign and deliver any agreement or document providing for any swap transaction approved by the President, any Vice-President, or the Treasurer, as the case may be, in accordance with para. 2 above; and (ii) execute and deliver all such other documents and do all such other acts as he or she shall deem necessary or advisable in order to carry fully into effect the authority granted him or her under this Resolution.

4.       For the purposes of para. 3, the approval and determinations of the President, a Vice- President, or the Treasurer, as the case may be, shall be conclusively evidenced by execution by an Authorized Representative of any agreement or other document providing for such swap transaction.

5.        For the purposes of this Resolution, "Authorized Representative" means

(i)
any of the following officers of ADB: the President, a Vice-President, the Treasurer; the General Counsel; Head, Office of Risk Management; the Deputy Treasurer; the Deputy General Counsel; an Assistant Treasurer; an Assistant General Counsel; Director, Treasury and Liquidity Risk Division, Office of Risk Management; a Principal Treasury Specialist; a Principal Risk Management Specialist; a Principal Counsel; and a Senior Risk Management Specialist; and

(ii)
in reference to any particular swap transaction undertaken in connection with ADB’s borrowings and asset and liability management transactions, any person who may be designated in writing by the President or a Vice-President as an Authorized Representative for the purposes of this Resolution, or any provision thereof, with respect to such swap transaction.